FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Q3-2004

Third Quarter Report

September 30, 2004

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the quarters ended September 30, 2004 and 2003 have not been reviewed by the Company’s auditors, KPMG, LLP.

These financial statements are the responsibility of management and have been reviewed and approved by the Company’s audit committee.

Suite 200 – 750 West Pender Street, Vancouver, B.C., CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	September 30 2004 (unaudited)	December 31 2003 (restated-Note 2)
ASSETS

Current Assets
Cash and cash equivalents	$ 4,993	$ 4,512
Short-term investments	11,604	1,285
Accounts receivable (Note 5)	3,514	3,314
Inventories	1,105	508
Prepaid expenses and deposits	404	326
	21,620	9,945

Property, plant and equipment	13,024	11,897
Intangible and other assets (Note 3)	6,031	6,592
	$ 40,675	$ 28,434
LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 2,605	$ 2,333
Deferred revenues, current	151	151
Current portion of long-term debt (Note 3)	1,489	796
	4,245	3,280
Long-term liabilities
Long-term debt (Note 3)	996	1,074
Deferred revenues	38	151
Tenure allowance	745	728
	6,024	5,233
Shareholders’ equity
Common Shares (Note 2(a))	$ 94,123	$ 79,557
Contributed surplus (Note 2(a))	4,277	1,567
Deficit	(63,749)	(57,923)
	34,651	23,201
	$ 40,675	$ 28,434

        See accompanying notes

Approved on Behalf of the Board:

“Percy Skuy”	“Don Buxton”
Director – Percy Skuy	Director – Don Buxton

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003 (restated- Note 2)	Sept. 30 2004	Sept. 30 2003 (restated- Note2)

REVENUES
Sales	$ 5,230	$ 3,360	$ 11,408	$ 10,148
Licensing	38	35	113	107
Phytosterol revenues	5,268	3,395	11,521	10,255
Interest and other	99	31	285	84
	5,367	3,426	11,806	10,339

EXPENSES
Cost of sales, marketing and product development	2,681	2,032	6,284	5,552
General and administrative	2,044	1,319	4,361	3,288
Research and development (Note 4)	1,308	751	3,004	1,027
Stock-based compensation expense (Note 2(d))	608	591	2,876	890
Depreciation and amortization	380	498	1,107	1,570
	7,021	5,191	17,632	12,327
Gain on divestiture of AD/ADD technology	−	−	−	2,247
Net income/(loss) for the period	$ (1,654)	$ (1,765)	$ (5,826)	$ 259

Deficit, beginning of period	(62,095)	(53,750)	(57,923)	(55,774)
Deficit, end of period	$ (64,749)	$ (55,515)	$ (63,749)	$ (55,515)

Basic and diluted income/(loss) per share (Note 2(b))	$ (0.05)	$ (0.07)	$ (0.19)	$ 0.01

       See accompanying notes

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated -Note 2)	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated- Note 2)

OPERATIONS
Net income/(loss) for the period	$ (1,654)	$ (1,765)	$ (5,826)	$ 259
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	380	498	1,107	1,570
Amortization of deferred license revenues	(38)	(35)	(113)	(108)
Loss/(Gain) on disposal of fixed assets	1	(38)	4	(38)
Stock-based compensation expense	608	591	2,876	890
Foreign exchange translation	(36)	(42)	(12)	(33)
Gain on divestiture of AD/ADD technology	-	-	-	(2,247)
License fee paid in common shares	-	-	49	-
Changes in operating assets and liabilities:
Accounts receivable	(1,356)	2,161	(1,429)	1,948
Inventories	(369)	(57)	(596)	482
Prepaid expenses and deposits	145	(64)	(1)	(81)
Accounts payable and accrued liabilities	1,225	(1,191)	273	(3,076)
Tenure allowance liability	-	−	17	−
Royalties payable	-	(1,994)	-	(2,365)
Tenure allowance asset	-	−	(46)	12
Deferred revenues	–	−	–	452
	(1,094)	(1,936)	(3,697)	(2,335)
INVESTMENTS
Acquisition of property, plant & equipment	(148)	(392)	(1,111)	(643)
Proceeds on disposal of pilot plant	-	31	44	433
Proceeds on disposal of fixed assets	1	240	4	305
Proceeds on divestiture of AD/ADD technology (Note 5)	-	-	1,230	1,189
Collection of loan receivable from JV	-	2,366	-	2,366
Short-term investments	383	-	(10,320)	–
	236	2,245	(10,153)	3,650
FINANCING
Issuance of common shares	149	6,579	1,440	6,647
Issuance of preferred shares (Note 2(a))	−	–	12,910	–
Repayment of capital lease obligations	(44)	(5)	(55)	(24)
Repayment of notes payable	(37)	(281)	(111)	(655)
Increase/(Decrease) in demand loans (Note 3)	(38)	2,022	632	2,022
Repayment of demand loans	(162)	–	(485)	–
	(132)	8,315	14,331	7,990
Increase/(Decrease) in cash and cash equivalents	(990)	8,624	481	9,305
Cash and cash equivalents, beginning of period	5,983	1,094	4,512	413

Cash and cash equivalents, end of period	$ 4,993	$ 9,718	$ 4,993	$ 9,718

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated- Note 2)	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated- Note 2)

Supplementary cash flow information:
Interest paid	$ 35	$ 65	$ 107	$ 180
Income taxes paid	28	−	28	−
Non-cash financing and investing activities:
Conversion of preferred shares to common shares (Note 2 (a))	−	−	12,415	−
Acquisition of assets under capital lease	314	−	805	−
Fair Value assigned to brokers’ warrants	−	−	495	−
Transfer from contributed surplus for brokers’ warrants exercised	−	−	235	−
Transfer from contributed surplus for options exercised	127	−	428	−

See accompanying notes

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

1)

Basis of Presentation and Significant Accounting Policies

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2003 filed on sedar at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Significant Accounting Policies

These consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2003, except as described below (see also Note 2(e) below).

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers’ acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value.  The carrying value of the short-term investments approximates their market value.

Change in accounting policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.   The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.   With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

2)

Share Capital

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares.

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount (‘000’s Cdn$)	Amount (‘000’s Cdn$)
Balance, December 31, 2003	27,104,011	$ 79,251	$ 389
Restatement 2002-2003:
Employee stock-based compensation expense	−	−	1,365
Non-employee stock-based compensation expense	−	−	119
Transfer from contributed surplus for options exercised:
Employee stock-options	−	265	(265)
Non-employee stock options	−	41	(41)
Restated Balance, December 31, 2003	27,104,011	79,557	1,567
Fair value of brokers’ warrants	−	−	495
Cash proceeds from exercise of stock options	580,125	1,148	−
Employee stock-based compensation expense	−	−	324
Non-employee stock-based compensation expense	−	−	710
Transfer from contributed surplus for options exercised:
Employee stock-options	−	257	(257)
Non-employee stock-options	−	44	(44)
Exercise of warrants for cash proceeds (Note 2(b))	22,312	23	−
Exercise of warrants on a cashless basis (Note 2(b))	192,139	235	(235)
Issuance of shares pursuant to licensing agreement	22,350	49	−
Balance, March 31, 2004	27,920,937	$ 81,313	$ 2,560
Employee stock-based compensation expense	−	−	997
Non-employee stock-based compensation expense	−	−	239
Exercise of warrants for cash proceeds (Note 2(b))	47,600	119	−
Exercise of warrants on a cashless basis (Note 2(b))	413,358	−	−
Conversion of Series A Preferred Shares	5,375,000	12,415	−
Balance, June 30, 2004	33,756,895	$ 93,847	$ 3,796
Cash proceeds from exercise of stock options	106,500	149	−
Employee stock-based compensation expense	−	−	554
Non-employee stock-based compensation expense	−	−	54
Transfer from contributed surplus for options exercised:
Employee stock-options	−	127	(127)
Balance, September 30, 2004	33,863,395	$ 94,123	$ 4,277

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

2)

Share Capital (con’t)

(a)

Authorized, issued and allotted (con’t)

In 2002, the Company completed a non-brokered Private Placement, resulting in the issuance of 324,861 shares for $0.65 per share for net cash proceeds of approximately $211,000.  Each unit consisted of one common share plus .08 of a common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at a price of $1.00 per share until March 10, 2004.   As at March 10, 2004, all remaining 21,312 warrants had been exercised for cash proceeds of $21,312.

In September, 2003, the Company raised US$4.8 million (Cdn$6.6 million) by way of a Private Placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  As at September 30, 2004, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $118,529 resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at September 30, 2004, 231,074 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of  $2,440 resulting in the issuance of 1,000 common shares.  A balance of 614,543 warrants and 22,384 brokers’ warrants remain outstanding.

On January 6, 2004, the Company raised US$10.75 million (Cdn$12.9 million net of financing costs of Cdn$0.9 million) by way of a Private Placement, resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at September 30, 2004, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  On April 22, 2004, all 5.375 million outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

2)

Share Capital (con’t)

(a)

Income (loss) per share

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003	Sept. 30 2004	Sept. 30 2003
		(restated)		(restated)
Net income (loss) for the period (‘000’s of Cdn $)	$ (1,654)	$ (1,765)	$ (5,826)	$ 259
Weighted average number of common shares outstanding: (in ‘000’s)
Basic	33,786	24,379	31,297	23,568
Effect of stock options	−	−	−	331
Effect of warrants	−	−	−	15
Diluted	33,786	24,379	31,297	23,914
Net income (loss) per share
Basic	$ (0.05)	$ (0.07)	$ (0.19)	$ 0.01
Diluted	$ (0.05)	$ (0.07)	$ (0.19)	$ 0.01

(b)

Stock options and stock option plan:

	Number of Optioned Shares (in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2003	3,647	$2.15
Options granted	2,595	$3.24
Options exercised	(687)	$1.89
Options forfeited	(344)	$3.11
Balance, September 30, 2004	5,211	$2.66

As at September 30, 2004, 2,255,000 stock options are exercisable at a weighted average exercise price of $2.28 per share.  The stock options expire at various dates from March 15, 2006 to December 12, 2010.

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.  At the Company’s 2004 Annual General Meeting on May 26, 2004, shareholders approved an amendment to the Company’s 2000 Stock Option Plan increasing the number of shares reserved under it to 6,000,000, including 1,453,375 common shares to replace common shares previously issued under the Plan.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

2)

Share Capital (con’t)

(a)

Stock-based Compensation

The Company has accounted, on a retroactive basis, for all employee options granted, settled or modified since January 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted or modified during the relevant periods.

Prior to adoption of the new standard, the Company did not recognize compensation expense when stock options were issued to employees as options were issued at the market value of the shares at the date of grant.  Consideration paid by employees on the purchase of shares under the stock-based compensation plan and the exercise of stock options was recorded as share capital.  The effect of accounting for employee option grants under the fair value based method, were previously disclosed on a pro-forma basis.

In accordance with the requirements of Section 3870, the change in accounting policy is applied retroactively and the amounts presented for prior periods between January 1, 2002 and January 1, 2004 have been restated.  The effect of this change is to decrease the net income for the nine months ended September 30, 2003 by $0.6 million.  Opening deficit for 2004 was increased by $1.5million, reflecting the cumulative effect of the change in accounting policy.   The impact of this restatement on the December 31, 2003, and the three and nine month periods ended September 30, 2003 consolidated financial statements is summarized below:

	As previously reported	Adjustment	Restated
As at December 31, 2003:
Deficit	$ (56,439)	$ (1,484)	$ (57,923)
Contributed Surplus	389	1,178	1,567
Common Shares	79,251	306	79,557

Three months ended Sept. 30, 2003:
Stock-based compensation expense	$ 206	$ 385	$ 591
Net income/(loss)	(1,380)	(385)	(1,765)
Net income/(loss) per common share	$ (0.06)	$ (0.01)	$ (0.07)

Nine months ended Sept. 30, 2003:
Stock-based compensation expense	$ 284	$ 606	$ 890
Net income/(loss)	864	(606)	258
Net income/(loss) per common share	$ 0.04	$ (0.03)	$ 0.01

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

2)

Share Capital (con’t)

(d)

Stock-based Compensation (con’t)

Stock-based compensation recorded for the three and nine month periods ended September 30, 2004 is summarized below:

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003	Sept. 30 2004	Sept. 30 2003
		(restated)		(restated)

Employee stock-based compensation	$ 554	$ 434	$ 1,873	$ 645

Non-employee stock-based compensation	54	157	1,003	245

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003	Sept. 30 2004	Sept. 30 2003
Risk-free interest rate	3.0%	3.0%	3.1%	3.0%
Expected dividend yield	0%	0%	0%	0%
Expected life	2.0	5.0	2.0	4.7
Expected volatility	158%	150%	162%	144%
Weighted average grant date fair value per option	$2.05	$1.69	$2.23	$1.49

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003	Sept. 30 2004	Sept. 30 2003
Risk-free interest rate	4.0%	3.0%	4.0%	3.0%
Expected dividend yield	0%	0%	0%	0%
Expected life	4.9	4.8	5.4	4.8
Expected volatility	236%	155%	220%	155%
Weighted average grant date fair value per option	$2.88	$2.83	$2.96	$2.79

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

3)

Partial Loan Repayment from Phyto-Source Manufacturing Joint Venture and Joint Venture Indebtedness to Southwest Bank

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company and its wholly-owned subsidiary, Forbes Medi-Tech (USA) Inc., (“Forbes USA”) entered into a Formation and Contribution Agreement and on July 17, 2001, Forbes USA formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. ("Chusei USA”) to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7.1million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital. In addition, the Company loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3.5 million. As of December 31, 2001, the Company had contributed US$6.75 million for construction and working capital, transferred the inventory and advanced the US$4.0 million loan.  Further, under these agreements, the Company, in some instances, is the selling party for certain phyto-sterol products from Phyto-Source and will be receiving benefit for undertaking this activity.  In addition Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

In August 2003, the Company was repaid US$3.0 million of its original US $4.0 million loan to Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas (“Southwest Bank”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  The financial institution has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank of Texas to defer until all indebtedness of Phyto-Source to the Bank has been paid.

As at September 30, 2004 a balance of US$1.75 million (Company’s 50% joint venture interest – US$0.88 million, Cdn$1.1 million) remains outstanding on the Phyto-Source term loan with the Southwest Bank, US$1.0 million (Company’s 50% joint venture interest – US$0.5 million, Cdn$0.6 million) of which is classified as short term and the balance, long-term.  In addition, the revolving line of credit has been utilized by an amount of US$1.0 million (Company’s 50% joint venture interest – US$0.5 million, Cdn$0.6 million).   The line of credit bears interest at a floating rate of prime plus 1% (with a floor of 5.75%), calculated daily, and unless extended, is repayable in full on July 31, 2005.

In December 2003, the Company announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes.   A portion of new equipment cost has been financed by the Southwest Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei USA.   The 60-month lease term began in the third quarter, 2004 at a fixed interest rate of 7.96%. As at September 30, 2004, a balance of US$0.94 million (Company’s 50% joint venture interest – US$0.5 million, Cdn$0.6 million) remains outstanding on the capital lease obligation, US$0.2 million (Company’s 50% joint venture interest – US$0.1 million, Cdn$0.12 million) of which is classified as short term and the balance, long-term

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

3)

Partial Loan Repayment from Phyto-Source Manufacturing Joint Venture and Joint Venture Indebtedness to Southwest Bank (con’t)

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in joint venture operations:

	Sept. 30 2004	December 31 2003

Current assets	$ 4,080	$ 2,334
Property, plant and equipment	12,550	11,500
Intangible and other assets	4,595	5,062
	$ 21,225	$ 18,896

Current liabilities	$ 1,145	$ 1,319
Demand loans	1,738	1,618
Capital lease obligations	644	37
	$ 3,527	$ 2,974

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003	Sept. 30 2004	Sept. 30 2003

Revenue	$ 3,483	$ 2,255	$ 9,315	$ 8,091
Expenses	2,507	2,072	6,491	6,025
Net earnings	$ 976	$ 183	$ 2,824	$ 2,066

4)

Research and development expenses

Comparative research and development expenses for the nine months ended September 30, 2003, included an amount of $0.6 million of Quebec investment tax credits received in respect of prior years’ research activities conducted in that Province.  As the Company no longer has manufacturing facilities or offices in Quebec, no further investment tax credits from that Province are expected.

5)

Accounts Receivable and divestiture of AD/ADD Technology

In April 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs.  An amount of $0.3 million (US$0.2 million) was received as a deposit upon initiation of due diligence by the buyer.  The due diligence has since been completed and the sale has been concluded by the purchaser making a payment of $1.0 million (US$0.75 million) in May of 2003. The final payment of $1.23 million (US$0.95) million was received in the first quarter of 2004.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

5)

Accounts Receivable and divestiture of AD/ADD Technology (con’t)

A summary of the Company’s accounts receivable is illustrated below:

	September 30 2004 (unaudited)	December 31 2003 (restated-Note 2)

Trade receivables	$ 3,150	$ 1,818
Note receivable	150	108
Taxes recoverable	47	48
Interest and other receivables (See Note 5, above)	167	1,340
	$ 3,514	$ 3,314

6)

Guarantees

In August 2003, Forbes USA and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to the Southwest Bank aggregating up to a principal amount of US$4.5 million, plus interest and costs, representing the US$3.0 million term loan and US$1.5 million revolving line of credit of Phyto-Source (see Note 3).  The guarantee is for the entire term of the borrowing under the arrangements.  In addition, Forbes USA and Chusei USA have jointly and severally guaranteed Phyto-Source’s obligations under the capital equipment lease obtained by Phyto-Source from Southwest Bank. The 60-month lease term began in the third quarter, 2004. If Phyto-Source defaults on any or all of these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantees.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at September 30, 2004, is US$3.65 million, comprised of the principal amount currently owed under the term loan (US$1.75 million), the amount utilized under the revolving line of credit (US$1.0 million), the capital lease liability (US$0.9 million), plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

7)

United States generally accepted accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States and pursuant to the Securities and Exchange Commission’s rules and regulations (“United States GAAP”).  Significant differences to these consolidated financial statements are as follows:

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

7)

United States generally accepted accounting principles (con’t)

(a)

Consolidated statement of operations and deficit:

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003	Sept. 30 2004	Sept. 30 2003

Net income/(loss) in accordance with Canadian GAAP	$ (1,654)	$ (1,765)	$ (5,826)	$ 259
Difference in non-employee stock-based compensation (Note (c)(i))	−	−	−	−
Difference in employee stock-based compensation (Note (c)(ii))	554	434	1,875	645
Net income/(loss) in accordance with United States GAAP	(1,100)	(1,331)	(3,951)	904
Deficit, beginning of period, United States GAAP	(61,081)	(54,936)	(58,230)	(57,171)
Deficit, end of period, United States GAAP	(62,181)	(56,267)	(62,181)	(56,267)
Weighted average number of shares outstanding (‘000’s of shares)	33,786	24,379	31,297	23,568
Basic income/(loss) per share	$ (0.03)	$ (0.05)	$ (0.13)	$ 0.04
Diluted income/(loss) per share	$ (0.03)	$ (0.05)	$ (0.13)	$ 0.04

(b)

Consolidated balance sheet:

	September 30, 2004		December 31, 2003
	Canadian GAAP	United States GAAP	Canadian GAAP (restated-Note 2)	United States GAAP

Shareholders’ equity:
Common shares	$ 94,123	$ 94,171	$ 79,557	$ 79,251
Contributed Surplus	4,277	2,661	1,567	2,180
Deficit	(63,749)	(62,181)	(57,923)	(58,230)

(c)

Differences:

Stock-based Compensation:

(i)

Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(d) for grants made on or after January 1, 2002.

Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation.  Compensation expense related to non-employee awards granted prior to January 1, 2002 recognized under United States GAAP during the three and nine months ended September 30, 2004 were $nil and $nil, respectively (three and nine months ended September 30, 2003 - $nil and $nil, respectively).

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

7)

United States generally accepted accounting principles (con’t)

(ii)

Under United States GAAP, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense under the Company’s stock option plan is recorded on the date of grant if the market value of the underlying stock at the date of grant exceeds the exercise price. No compensation expense was required to be recognized under United States GAAP.  Employee stock-based compensation under Canadian GAAP is summarized in Note 2(d).

Joint Ventures:

(iii)

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation.  The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition.  However, reconciliation of this difference has been omitted in accordance with SEC rules and regulations.

(d)

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25 in measuring compensation expense for employee options.  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123, the Company’s net income (loss) and income (loss) per share under United States GAAP would have been as follows:

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003	Sept. 30 2004	Sept. 30 2003
	(unaudited)	(restated)	(unaudited)	(restated)
Net income/(loss) in accordance with United States GAAP	$ (1,100)	$ (1,331)	$ (3,951)	$ 904
Add: Employee stock-based compensation expense/(recovery), as reported	−	−	−	−
Deduct: Employee stock-based compensation expense determined under the fair value method	(554)	(434)	(1,875)	(645)
Pro forma net income/(loss)	$ (1,654)	$ (1,765)	$ (5,826)	$ 259
Pro forma – basic and diluted net income/(loss) per share	$ (0.05)	$ (0.07)	$ (0.19)	$ 0.01

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004

(unaudited)

7)

United States generally accepted accounting principles (con’t)

 (e)

The FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.  The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee of third party debt held by Phyto-Source and determined that it was nominal.  As a result, no value has been reflected under US GAAP.

•

Financial Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is effect for interim or annual periods beginning after December 15, 2003.

•

In November 2002, the EITF reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables.  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 45 nor FIN 46 impacted the Company’s financial statements.

6)

Segmented disclosures

The Company has operated in a single business segment developing, selling and licensing nutraceutical and pharmaceutical products derived from phytosterols.  Nutraceutical products are sold primarily to customers in the United States.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the nine months ended September 30, 2004, substantially all of the Company’s revenue was generated from two principal customers.

Suite 200 – 750 West Pender Street, Vancouver, B.C., CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Q3-2004

Third Quarter ended September 30, 2004

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited consolidated financial statements for the third quarter ended September 30, 2004 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the nine months ended September 30, 2004 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2003 filed on SEDAR at www.sedar.com.   The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2003 except as described below.

Change in accounting policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.   The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.   With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see “Expenses”, below).

Forward-Looking Statements

This Management’s Discussion and Analysis contains forward-looking statements about the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on the Company’s operations; the Company’s share of new and existing markets; general industry and macroeconomic growth rates and the Company’s performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “plans”, “anticipated”, “objective”, “expected”, “expects”, “potential”, “continuing”, “revenue guidance”, “next”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.   Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  See “Forward Looking Statements and Risk Factors That May Affect Future Results” below for a discussion of some of the risks, uncertainties and other factors which may cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectation of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements.

OVERVIEW:

FORBES MEDI-TECH, INC. (“Forbes” or the “Company”) is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Pharmaceuticals –   Forbes’ pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which recently completed a Phase II clinical trial in Europe.  In early July 2004, Forbes announced plans for a 12-week US Phase II clinical study of FM-VP4, anticipated to begin in 2005 (see related News Release announcing the FM-VP4 Development Plan, dated July 6, 2004).  The objective of the study is to show the drug’s maximal effect.  FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

In July 2004, Forbes announced the addition of two novel cholesterol absorption inhibitors to its drug development program.  The first compound, FM-VA12 is a novel single molecular entity that has been shown in animal studies to inhibit cholesterol absorption with efficacy at least equal to that of FM-VP4. The second compound, FM-VP24, is a novel analogue, which early stage research shows inhibits cholesterol absorption while also exhibiting anti-inflammatory activity.  These compounds were identified for further development from Forbes’ FM-VPx Library of Compounds, which the Company continues to investigate for additional drug development candidates.

Nutraceuticals – Forbes’ nutraceutical products currently being marketed are Reducol™ and Phyto-S-Sterols.  These products are plant sterol-based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the forestry industry.  They are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership (“Phyto-Source”), a 50-50 manufacturing joint venture between the Company, through its wholly-owned subsidiary Forbes Medi-Tech (USA) Inc. (“Forbes USA”), and Chusei (U.S.A.) Inc. (“Chusei”).  Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, which currently is undergoing an expansion from 1,000 metric tonnes annual capacity, to an annual capacity of 1,500 metric tonnes.  The plant expansion, which was substantially completed by the end of the third quarter 2004, is self-funded from cash generated by the Phyto-Source joint venture with a portion of the new equipment cost financed by SWBT Capital, LLC and guaranteed by the joint venture partners, Forbes USA and Chusei.  Currently, the Company’s products are sold primarily in the United States, where they have received GRAS (generally regarded as safe) approval. Additionally, Reducol™ is currently being marketed and sold as a dietary supplement in Finland. In Europe, the Company has received final approval from the European Commission for use of Reducol™ in milk-based drinks, being the first use of Reducol™ to be considered by the Commission (see related News Release announcing the Final Approval for Reducol™ Sales in the European Union, dated November 12, 2004).  The Company anticipates that with this initial approval, approvals for the use of Reducol™ in further food matrices will follow when applied for. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.   Forbes is awaiting final approval for Reducol™ milk-based products in Australia and New Zealand.

Equity financing – On January 6, 2004, the Company raised US$10.75 million (Cdn$12.9 million net of financing costs of Cdn$0.9 million) by way of a Private Placement, resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder, and in certain circumstances, at the option of the Company, for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at September 30, 2004, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.

On April 22, 2004, the total 5.375 million outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.

Revenue guidance – Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2004 of $16.5 million. This figure represents a combination of the projected revenue from the Company’s sales contracts and share of the projected sales from the Phyto-Source joint venture.  Phytosterol revenues for the nine months ended September 30, 2004 totalled $11.4 million (see “Revenues” for actual results, below) and, assuming that forecasted supply requirements under existing sales contracts will be ordered and shipped, are expected to increase during the year.  The Company continues to pursue negotiations with potential customers internationally to further expand its customer base.

Results of operations

For the three months ended September 30, 2004, the Company reported a net loss of $1.7 million ($0.05 per share) compared with a net loss of $1.8 million ($0.07 per share) for the three months ended September 30, 2003. For the nine months ended September 30, 2004, the Company reported a net loss of $5.8 million ($0.19 per share) compared with a net income of $0.3 million ($0.01 per share) for the nine months ended September 30, 2003.   This change from net income to net loss was primarily due to three factors:  in the quarter ended June 30, 2003, the Company recorded a one-time gain from the sale of its AD/ADD technology of $2.2 million; in the three and nine month periods ended September 30, 2004, research and development expenditures were  $1.3 million and $3.0 million, respectively, versus $0.8 million and $1.0 million respectively, in the same periods ended September 30, 2003, and the stock-based compensation expense (see “Change in Accounting Policy”, above and Note 2(d) to the consolidated financial statements) for the three and nine month periods ended September 30, 2004 was $0.6 million and $2.9 million, respectively, versus the same periods ended September 30, 2003 of $0.6 million  and $0.9 million, respectively.  Contributing to the lower R&D expenses in 2003 was the receipt of Quebec provincial investment tax credits in the amount of $0.6 million.  As the Company has discontinued operations in Quebec, no further Quebec tax credits are expected.

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception.  Net losses for the nine month period ended September 30, 2004 totaled $5.8 million.  As the Company continues to develop FM-VP4 and will conduct further research and development of the FM-VPx library of compounds, the Company expects to continue to report ongoing annual operating losses.  At September 30, 2004 the Company’s accumulated deficit was $63.7 million, up from $57.9 million at December 31, 2003 ($62.1 million at June 30, 2004).

Revenues

Revenues for the three and nine months ended September 30, 2004 are presented below:

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 mos – Sept.-04	3 mos – Sept.-03	9 mos – Sept.-04	9 mos – Sept.-03
Sales	$5,230	$3,360	$11,408	$ 10,148
Licensing	38	35	113	107
Phytosterol revenues	5,268	3,395	11,521	10,255
Interest and other	99	31	285	84
Total revenues	$ 5,367	$3,426	$11,806	$10,339

Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company’s revenue of $5.4 million for the three months ended September 30, 2004 ($3.4 million – three months ended September 30, 2003) and $11.8 million for the nine months ended September 30, 2004 ($10.3 million – nine months ended September 30, 2003).  Licensing revenues are a result of the extension of the Company’s supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.  The increase in revenue for the three and nine month periods ended September 30, 2004 over the three and nine month periods ended September 30, 2003 can be attributed to an increase in the sales of branded and non-branded sterols. Despite the strengthening value of the Canadian dollar in relation to the United States dollar, the Company expects that sterol sales in the last quarter of 2004 will be sufficient to achieve its estimated revenue projection of $16.5 million for the year.

Expenses

Total expenses, for the three and nine months ended September 30, 2004 are presented below:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 mos – Sept.-04	3 mos – Sept.-03	9 mos – Sept.-04	9 mos – Sept.-03
		(restated)		(restated)
Cost of sales, marketing & product development	$2,681	$ 2,032	$6,284	$5,552
Research & development	1,308	751	3,004	1,027
General & administrative	2,044	1,319	4,361	3,288
Stock-based compensation	608	591	2,876	890
Depreciation & amortization	380	498	1,107	1,570
Total expenses	$7,021	$5,191	$17,632	$12,327

Cost of sales, marketing & product development (“Cost of Sales”) for the three months ended September 30, 2004 totaled $2.7 million on phytosterol revenues of $5.3 million, or 51% of phytosterol revenues, versus $2.0 million on phytosterol revenues of $3.4 million for the three months ended September 30, 2003, or 59% of phytosterol revenues. The decrease in cost of sales as a percentage of sales can be attributed to improvements in production efficiencies. Cost of Sales for the nine months ended September 30, 2004 totaled $6.3 million on $11.5 million of phytosterol revenues, or 55% of phytosterol revenues, versus $5.6 million on $10.3 million of phytosterol revenues, or 54% of phytosterol revenues, for the nine months ended September 30, 2003.  While Cost of Sales as a percentage of phytosterol revenue has continued to decrease in each of the second and third quarters of fiscal 2004 resulting primarily from improvements in production efficiencies, such percentage may continue to fluctuate over time due both to variations in the phytosterol product mix and to increases in marketing efforts.

Research and development expenses (“R&D”) for the third quarter, 2004 totaled $1.3 million compared with $0.8 million for the third quarter, 2003.  The Company’s research continues to focus on its core cardiovascular compounds and specifically its lead cholesterol-lowering compound, FM-VP4. Additional R&D costs in the quarter ended September 30, 2004 included increased fees for consulting work pertaining to planning a further US Phase II trial, as announced in the Company’s news release dated July 6, 2004 (“Forbes announces FM-VP4 Development Plan”).

R&D expenses for the nine months ended September 30, 2004 totaled $3.0 million compared with $1.0 million for the same period in 2003.  R&D expenses for the nine months ended September 30, 2003 included $0.6 million of Quebec investment tax credits received.  As the Company no longer has manufacturing facilities or offices in Quebec, no further Quebec investment tax credits are expected.   R&D expenditures have been on the increase since the third quarter ended September 30, 2003 as the Company continues to develop FM-VP4, and explores new drug candidates within the VPx Library of Compounds.  R&D is expected to increase in the last quarter of 2004 as core research projects are progressed, work on FM-VP4 continues in preparation for the next Phase II trial, and the Company’s Library of Compounds, including the recently announced compounds, FM-VA12 and FM-VP24, (see the Company’s news release dated July 29, 2004) are further explored.

General and administrative expenditures (“G&A”) totaled $2.0 million for the three months ended September 30, 2004 vs. $1.3 million for the third quarter 2003. The increase in G&A in the quarter ended September 30, 2004, was primarily due to unrealized foreign exchange losses of $0.7 million. Increases in G&A for the nine months ended September 30, 2004 as compared with expenditures for the nine months ended September 30, 2003 was primarily due to the termination of a consulting contract resulting in an early payout of $0.6 million, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which the Company paid consulting fees of $90 thousand in the period ending June 30, 2004. Increases also included increased expenditures in legal and audit fees related to enhanced financial disclosure requirements, and additional investor relations service costs.   Included in G&A expenses were certain payments to another director and to firms controlled by two officers for professional services as follows:  In the three-month period ended September 30, 2004, the Company paid to Nitin Kaushal, a director of the Company, $4 thousand ($14 thousand for the nine months ended September 30, 2004), in consulting fees for accounting-related services. In the three-month period ended September 30, 2004, the Company paid to Cawkell Brodie, Business Lawyers, a law firm of which Nancy Glaister, Corporate Secretary, is a partner, $54 thousand ($75 thousand for the period from May 26, 2004 [date of appointment] to September 30, 2004) for legal services.  In the three-month period ended September 30, 2004, the Company paid $nil to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, the former Corporate Secretary of the Company, is a partner ($13 thousand for the nine months ended September 30, 2004).

Stock-based compensation expense totaled $0.6 million for the third quarter of 2004 compared with $0.6 million in the same period last year.  Of the $0.6 million of stock-based compensation expense, $0.55 million relates to employee and $0.05 million to non-employee option grants compared with $0.6 million in the third quarter of 2003, of which $0.43 million related to employee and $0.16 million to non-employee option grants.  For the nine-month period ended September 30, 2004 stock-based compensation expense totaled $2.9 million compared with $0.9 million for the nine months ended September 30, 2003.  Of the $2.9 million of stock-based compensation expenses, $1.9 million relates to employee and $1.0 million to non-employee option grants.  Of the $0.9 million for the nine months ended September 30, 2003, $0.65 million related to employee and $0.24 million to non-employee option grants. (see “Change in Accounting Policy”, above).

Depreciation and amortization for the quarter ended September 30, 2004 totaled $0.4 million compared with $0.5 million for the quarter ended September 30, 2003.  Depreciation for the quarter ended September 30, 2003 included depreciation of laboratory equipment, which was sold later in 2003.  Depreciation for the third quarter 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility near Houston, Texas.  For the three months ended September 30, 2004, of the total $0.4 million in depreciation and amortization, $0.2 million pertains to depreciation of assets and $0.2 million to amortization of the Company’s technology licenses compared with the three months ended September 30, 2003, where, of the total of $0.5 million in depreciation and amortization expenses, $0.2 million pertains to depreciation of assets and $0.3 million to amortization of the Company’s technology licenses.

Depreciation and amortization for the nine months ended September 30, 2004 totaled $1.1 million compared with $1.6 million for the nine months ended September 30, 2003.  Depreciation for the nine-month period ended September 30, 2003 included depreciation of laboratory equipment, which was sold later in 2003.  Depreciation for the nine months ended September 30, 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility near Houston, Texas.   For the nine months ended September, 2004, of the total $1.1 million in depreciation and amortization, $0.6 million pertains to depreciation of assets and $0.5 million to amortization of the Company’s technology licenses compared with the nine months ended September 30, 2003, where, of the total  $1.6 million in depreciation and amortization expenses, $0.7 million pertains to depreciation of assets and $0.9 million to amortization of the Company’s technology licenses.  The Company’s technology is being amortized over ten years.

As part of its contribution to the joint venture, Chusei (USA) Inc. (“Chusei”) assigned to PhytoSource a supply agreement with a certain customer.  The Company’s proportionate share in the amount of $1.53 million was fully amortized by December 31, 2003 and the proportionate amortization, relating to the supply agreement, was included in the three and nine-month periods ended September 30, 2003.

Proceeds on divestiture of AD/ADD technology

While the final balance of C$1.23 million (US$0.95 million) for the 2003 sale of the Company’s pharmaceutical fine chemical technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD), was received in early January 2004, the gain of C$2.2 million was included in the nine-month periods ended September 30, 2003.  The sale was to a large multi-national pharmaceutical company for total gross proceeds of C$2.6 million (US$1.9 million).

Proceeds on divesture of Amqui pilot plant

In August 2002 the Company entered into an agreement for the sale of the Amqui property for $1.6 million.  On closing, the Company received proceeds of $0.3 million, net of disposal costs of $0.1 million, and a note receivable of $1.2 million payable in one lump-sum payment of $0.35 million plus interest in May 2003, with the remainder payable by monthly installments beginning September 2002 and ending August 2009. In October 2004, the note receivable was amended to defer the monthly payments of the principal portion of the note receivable for the period from June 2004 until June 2005, at which time, a lump-sum payment of the deferred principal in the amount of $0.12 million is due, and monthly principal and interest installments will recommence to the end of the agreement in August 2009. Monthly interest installments are to continue during the period from June 2004 through June 2005.

Loan commitments, capital lease and guarantees

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company, through Forbes USA, contributed US$7.0 million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital. In addition, the Company loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3.5 million. As of December 31, 2001, the Company had contributed US$6.75 million for construction and working capital, transferred the inventory and advanced the US$4.0 million loan.  Further, under these agreements, the Company in some instances, is the selling party for certain phyto-sterol products from Phyto-Source and will be receiving benefit for undertaking this activity.  In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

In August 2003, the Company was repaid US$3.0 million of its original US $4.0 million loan to Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas (“Southwest Bank”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  The Southwest Bank has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank to defer until all indebtedness of Phyto-Source to the Bank has been paid.

As at September 30, 2004 a balance of US$1.75 million (Company’s 50% joint venture interest – US$0.88 million, Cdn$1.1 million) remains outstanding on the Phyto-Source term loan with the Southwest Bank.  In addition, the revolving line of credit has been utilized by an amount of US$1.0 million (Company’s 50% joint venture interest – US$0.5 million, Cdn$0.6 million).  The line of credit bears interest at a floating rate of prime plus 1% (with a floor of 5.75%), calculated daily, and unless extended, is repayable in full on July 31, 2005.

In December 2003, the Company announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes.   A portion of new equipment cost has been financed by the Southwest Bank by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei USA.   The 60-month lease term began in the third quarter, 2004 at a fixed interest rate of 7.96%. As at September 30, 2004, a balance of US$0.94 million (Company’s 50% joint venture interest – US$0.5 million, Cdn$0.6 million) remains outstanding on the capital lease obligation, US$0.2 million (Company’s 50% joint venture interest – US$0.1 million, Cdn$0.12 million) of which is classified as short term and the balance, long-term

Liquidity and Capital Resources:

The Company finances its operations and capital expenditures through sales revenues, equity offerings, credit facilities, and, to a lesser extent, license revenues and government grants.

As at September 30, 2004, the Company’s net cash and cash equivalents were $5.0 million ($9.7 million at September 30, 2003) compared with $4.5 million as at December 31, 2003.  Short-term investments as at September 30, 2004 were $11.6 million ($nil at September 30, 2003) compared with $1.3 million as at December 31, 2003. The Company’s working capital at September 30, 2004 improved to $17.4 million (working capital - $8.4 million at September 30, 2003) from a working capital of $6.7 million at December 31, 2003.  The working capital position has improved mainly due to an inflow of cash from the completion of a US$10.75 million (Cdn$13.8 million) equity financing.

During the three months ended September 30, 2004, the Company used $1.1 million of cash in operations compared with $1.9 million of cash used in the three months ended September 30, 2003.  Cash used in the third quarter of 2004 was primarily due to increased R&D expenditures, increases in accounts receivables offset by increased accounts payable compared with cash used in the third quarter of 2003 which resulted from reductions in receivables and increases in accounts payable.  During the nine months ended September 30, 2004, the Company used $3.7 million of cash in operations compared with $2.3 million used in operations during the nine months ended September 30, 2003, primarily due to increased R&D and product development expenditures in 2004, increases in accounts receivable in 2004, and a one-time license fee payment received in 2003.

Investing activities in the third quarter of 2004 provided $0.2 million of cash compared with $2.2 million of cash provided in the third quarter ended September 30, 2003.  The Company transferred $0.4 million from short-term investments during the third quarter of 2004. The $2.2 million of cash provided in the comparative quarter ended September 30, 2003 was largely a result of the partial loan repayment from Phyto-Source of $2.37 million.  During the nine months ended September 30, 2004 $10.2 million of cash was used in investing activities compared with $3.7 million of cash provided in the nine-month period ended September 30, 2003.  In the nine-month period ended September 30, 2004, $1.2 million was received on the divestiture of AD/ADD,  $1.1 million used in the acquisition of capital assets, primarily at the Phyto-Source manufacturing plant, compared with $0.6 million of cash used for similar purposes in 2003. The $3.7 million of cash provided in the comparative period ended September 30, 2003 was largely a result of the partial loan repayment from Phyto-Source of $2.37 million, $1.2 million received on the divestiture of AD/ADD and $0.4 million on the divestiture the Amqui plant. In addition, for the nine-month period ended September 30, 2004, $10.3 million was transferred into short-term investments.

Cash used in financing activities in the quarter ended September 30, 2004 was insignificant and related primarily to the repayment of existing loans. Cash provided by financing activities in the quarter ended September 30, 2003 was primarily due to the completion of an equity financing of US$4.8 million (Cdn$6.6 million) and from loan proceeds from the Southwest Bank of Texas in the amount of US$3.0 million (Company’s 50% joint venture interest –US$1.5 million, Cdn$2.0 million).  For the nine-month period ended September 30, 2004, $14.3 million of cash was provided compared with $8.0 million of cash provided in the nine-month period ended September 30, 2003.  This significant improvement is due mainly to the issuance of Series A convertible preferred shares under the Company’s January, 2004 equity financing which provided a net amount of $12.9 million of cash (see “Equity financing”, above) and stock option and warrant exercises that provided approximately $1.4 million of cash.  US$1.0 million (Company’s 50% joint venture interest –US$0.5 million, Cdn$0.6 million) was provided in the first quarter of 2004 by Phyto-Source utilizing its revolving line of credit (see “Loan commitments, capital lease and guarantees”, above).

The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products.  In the absence of further funding, core technology development would not be expected to include any clinical trials other than the U.S. Phase II trial of FM-VP4 currently planned.

In the last two fiscal years, the major portion of the Company’s phytosterol revenue has been derived from two customers, one of which is a large multinational company.  The supply agreement between this company and Phyto-Source was recently extended from the end of 2004 to the end of 2005. Phyto-Source has also entered into a sterols sales agreement, with another major customer, over a three-year period beginning in January 2005, as announced in the Company’s news release dated September 8, 2004. (“Forbes announces US$ 24.4 million in Sterols Sales Agreement”).

While Phyto-Source has secured two multiple year supply contracts for tall oil pitch, the main raw material used in the production of the Company’s phytosterols, such contracts require periodic price renegotiation.  Failure of the parties to agree on pricing may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in the Company’s sales, revenue and margins.

Phyto-Source has three credit facilities, consisting of a term loan, revolving line of credit, and capital equipment lease, all of which are guaranteed by the joint venture partners, Forbes USA and Chusei (see “Loan commitments, capital lease and guarantees” above.)  The term loan and line of credit require the maintenance of certain cash flow, working capital and tangible net worth.  Failure of Phyto-Source to comply with these, and other, covenants, could trigger early repayment of the applicable credit facility, as well as payment under the guarantees given by Forbes USA.   As at September 30, 2004, Phyto-Source was in compliance with all covenants under its credit facilities.

See also “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

Quarterly Financial Information

(millions of $ except per share amounts) (unaudited)	2004			2003 (restated)				2002 (restated)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$5.4	$3.2	$3.3	$3.9	$3.4	$3.5	$3.4	$1.6
Net income (loss)	($1.7)	($2.4)	($1.7)	($2.4)	($1.8)	$2.0	$0.0	($3.5)
Net income (loss) per share, basic and diluted	($0.05)	($0.08)	($0.06)	($0.10)	($0.07)	$0.09	$0.00	($0.16)

Revenues over the most recent eight quarters include primarily the revenues from sales of the Company’s nutraceutical products, Reducol™ and Phyto-S-Sterols.

Net income (loss) over the most recent eight quarters has been affected largely by the following significant events.

Q4/2002 – Included in the net loss for the period, is an amount of $1.1 million representing a write-down of assets and leaseholds relating to the Company’s laboratory facilities at the University of British Columbia (“UBC”).  In the latter half of 2002, the Company began scaling down research projects performed at its biotechnology research laboratory at UBC.  In addition to the write-down, some assets were sold and others contributed in kind to UBC as a prepayment for research costs.

The resulting closure of the laboratory facilities resulted in cost savings in R&D expenditures as they pertained to the staffing and operation of these facilities.  The facility has subsequently been sub-leased beginning July 2003.

Q1/2003 – Included in the net income for the period, is an amount of $0.6 million representing a reduction to R&D expenditures by way of receipt of Quebec provincial investment tax credits.  As the Company no longer has manufacturing facilities or offices in Quebec, no further investment Quebec tax credits are expected.

Q2/2003 – Included in the net income for the period, is an amount of $2.2 million representing a gain on the divestiture of the Company’s AD/ADD technology.   In April of 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs.  Final payment for the sale was received in January 2004.

R&D expenditures have been on the increase since the second quarter ended June 30, 2003 as the Company continues to develop FM-VP4, and explores new drug candidates within the VPx Library of Compounds.  R&D is expected to increase in the last quarter of 2004 as core research projects are progressed, work on FM-VP4 continues in preparation of the next Phase II clinical trial, and the Company’s Library of Compounds, including the recently announced compounds, FM-VA12 and FM-VP24 (see the Company’s news release dated July 29, 2004), is further explored.  For the eight quarters outlined above, the R&D expenditures included are as follows: Q4/2002 - $0.6 million; Q1/2003 – ($0.2) million (see “Expenses”, above); Q2/2003 - $0.5 million; Q3/2003 - $0.8 million; Q4/2003 - $1.1 million; Q1/2004 - $0.9 million; Q2/2004 - $0.8 million, Q3/2004 - $1.3 million.

Further to the Company’s change in accounting policy with respect to the recording of stock option compensation expense (see “Change in accounting policy”, above), included in net income (loss) beginning Q4/2002, are amounts relating to stock option compensation expense for employees and non-employees of the Company.  The figures included are as follows:  Q4/2002 - $0.4 million; Q1/2003 - $0.2 million; Q2/2003 - $0.1 million; Q3/2003 - $0.6 million; Q4/2003 - $0.6 million; Q1/2004 - $1.0 million; Q2/2004 - $1.2 million, Q3/2004 - $0.6 million. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Outstanding Share Data

The number of common shares outstanding as of November 12, 2004 was 33,863,395 and remains unchanged from September 30, 2004. The number of options outstanding under the Company’s 2000 Stock Option Plan as of November 12, 2004 was 5,300,975 and has increased by 90,000 since September 30, 2004 due to the granting of an additional 95,000 options less the cancellation of 5,000 options.  These options entitle the holders to purchase a total of 5,300,975 common shares at varying prices. In addition, the Company has 2,326,208 million warrants outstanding of which 636,927 entitle the holders to purchase up to 636,927 common shares at a price of US$1.85 per share (expiring on September 4, 2006) and 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, the Company may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to the Company’s remaining 1995 technology license with UBC.  Finally, the Company has adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders of the Company in the event of certain types of take over bids or an acquisition of control of the Company (20% or more) under certain circumstances.

Additional information relating to the Company, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward Looking Statements and Risk Factors That May Affect Future Results:

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company’s business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

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Need for Additional Funds  As at September 30, 2004, the Company has a cumulative deficit of $63.7 million.  The Company will be expending substantial funds in 2004 and beyond. The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, the Company will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should the Company be unable obtain additional funding, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products. In the absence of further funding, core technology development would not be expected to include any clinical trials other than the U.S. Phase II trial of FM-VP4 currently planned. Also, if projected sales are not realized, there will be negative effects on the Company’s cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce the Company’s interest in the project or property subject thereto.

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Dependence Upon a Few Customers and Products  Most of the Company’s revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for the Company’s products, or the ability of such customers to meet their contractual obligations may negatively impact the Company’s business and operations.  The supply agreement with the Company’s largest customer is currently scheduled to terminate at the end of 2005, and it is not known at this time whether such agreement will be renewed.   The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on the Company’s sales and revenues.

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Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development or commercialization, including without limitation, Reducol™, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

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ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

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inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell the Company’s products

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costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

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unacceptability of the products in the market place

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inability to protect the Company’s intellectual property rights necessary for the research and development, manufacture and sale of the Company’s products

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the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company

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the risk of obsolescence of the Company’s technology

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insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

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clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

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Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company’s products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

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Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships, and in particular, on its joint venture relationship with Chusei, to manufacture product, generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company’s future revenues and business.

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Future Revenues and Profitability are Uncertain   The Company’s future revenues and profitability are uncertain for a number of reasons, such as uncertainty of the future demand for the Company’s products, the Company’s need to control costs, unanticipated expenses, the expenses and effects of launching new products, and the need to to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

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Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

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The Company has a History of Losses   For the fiscal year ended December 31, 2003 and the first three quarters ended September 30, 2004, the Company reported net losses.  The Company anticipates that it will continue to incur significant losses during fiscal 2004 and beyond, and that it will not reach profitability until after further successful and profitable commercialization of its products.  Even then, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company’s phytosterol products currently being marketed will continue to be commercially successful or that products currently under development will be commercially successful.

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Need for Growth  The Company intends to launch a series of products and expand its phytosterol sales over the next few years, however, there is no assurance that the Company’s resources will be able to adequately respond to support such growth.

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Dependence upon Key Personnel  The Company’s ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

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Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company’s insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company’s ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

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Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company’s business and operating results.

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Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company’s resources.

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Inflation  The impact of inflation on the Company’s operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company’s filings with the U.S. Securities & Exchange Commission (see www.sec.gov), and Ontario and British Columbia Securities Commissions (see www.sedar.com), including, without limitation, in the Company’s latest Annual Information Form / Form 40-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company’s management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

November 12, 2004

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Charles Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

“Charles Butt”

Charles Butt

President & Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

“David Goold”

David Goold

Chief Financial Officer